As filed with the Securities and Exchange Commission on November 4, 2025

1933 Act Registration No. 333-286765

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form N-14

Registration Statement Under the Securities Act of 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

Bitwise Funds Trust

250 Montgomery Street, Suite 200

San Francisco, California 94104
(415) 707-3663

Delaware Trust Company

251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

(Name and Address of Agent for Service)

Copy to:

Richard J. Coyle, Esq.
Kelly Carr, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606

Hunter Horsley
Bitwise Asset Management, Inc.
250 Montgomery Street, Suite 200
San Francisco, California 94104

Approximate Date of Proposed Public Offering: It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Proxy Statement and Prospectus filed on June 12, 2025 pursuant to Rule 497 under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of common shares of beneficial interest of Bitwise Funds Trust have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Chapman and Cutler LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Bitwise Crypto Industry Innovators ETF, a series of the Exchange Traded Concepts Trust into a newly created series of the Bitwise Funds Trust also called the Bitwise Crypto Industry Innovators ETF.

Part C – Other Information

Item 15.	Indemnification

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant's Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant. Article VII, Section 2 of the Declaration of Trust sets forth the following with regard to indemnification of the Trust’s “Agents” which includes any Person who is or was a Trustee, officer, employee or other agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or other agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise.

(a)       Indemnification by Trust. The Trust shall indemnify, out of Trust Property, to the fullest extent permitted under applicable law, any Person who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that such Person is or was an Agent of the Trust, against Expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding if such Person acted in good faith or in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such Person was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not of itself create a presumption that the Person did not act in good faith or that the Person had reasonable cause to believe that the Person’s conduct was unlawful.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1)	Agreement and Declaration of Trust of the Registrant (1)

2)	By-Laws of the Registrant (1)

3)	Not applicable

4)	Form of Agreement and Plan of Reorganization is included in Exhibit A to the Combined Proxy Statement and Prospectus

5)	Reference is made to the Registrant’s Agreement and Declaration of Trust and By-Laws, which have been incorporated herein by reference in Exhibits (1) and (2), respectively, of this Registration Statement

6)	(a)	Investment Management Agreement between the Registrant and Bitwise Investment Manager, LLC (1)

(b)	Amended Schedule A to the Investment Management Agreement between the Registrant and Bitwise Investment Manager, LLC (4)

(c)	Investment Sub-Advisory Agreement between the Registrant, Bitwise Investment Manager, LLC and Exchange Traded Concepts, LLC (4)

7)	(a)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC (1)

(b)	Amended Exhibit A to the Distribution Agreement between the Registrant and Foreside Fund Services, LLC (4)

8)	Not applicable

9)	(a)	Custody Agreement between the Registrant and The Bank of New York Mellon (1)

(b)	Amended Appendix I to the Custody Agreement between the Registrant and The Bank of New York Mellon (4)

10)	Not applicable

11)	Opinion and Consent of Chapman and Cutler LLP regarding the validity of the shares issued by the Registrant (3)

12)	Tax Opinion and Consent of Chapman and Cutler LLP (5)

13)	(a)	Fund Administration and Accounting Agreement between the Registrant and the Bank of New York Mellon (1)

(b)	Amended Exhibit A to the Fund Administration and Accounting Agreement between the Registrant and the Bank of New York Mellon (4)

(c)	Transfer Agency Servicing Agreement between the Registrant and The Bank of New York Mellon (1)

(d)	Amended Appendix A to the Transfer Agency Servicing Agreement between the Registrant and The Bank of New York Mellon (4)

(e)	Form of Authorized Participant Agreement (1)

(f)	Subscription Agreement (1)

14)	Consent of Independent Registered Public Accounting Firm (4)

15)	Not applicable

16)	Powers of Attorney (3)

17)	(a)	Code of Ethics of Registrant (2)

(b)	Code of Ethics of Bitwise Investment Manager, LLC (1)

(c)	Code of Ethics of Exchange Traded Concepts, LLC (4)

(d)	Form of Proxy Card (3)

18)	Not applicable

(1)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-264900/File No. 221273523) filed on September 28, 2022.

(2)	Previously filed with the Registrant’s Registration Statement on Form N-1A (File No. 333-264900/File No. 231292171) filed on September 29, 2023.

(3)	Previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-286765/File No. 25874509) filed on April 25, 2025.

(4)	Previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-286765/File No. 25874509) filed on June 10, 2025.

(5)	Filed herewith.

Item 17.	Undertakings

(1)	The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of San Francisco, and State of California on the 4th day of November, 2025.

Bitwise Funds Trust

By:	/s/ Paul Fusaro
Paul Fusaro, President and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Paul Fusaro	President, Trustee, Chairman	November 4, 2025
Paul Fusaro	(Principal Executive Officer)

Jim Gallo*	Treasurer	November 4, 2025
Jim Gallo	(Principal Financial Officer and Principal Accounting Officer)

Jena Watson*	Trustee	November 4, 2025
Jena Watson

Terrence W. Olson*	Trustee	November 4, 2025
Terrence W. Olson

*	An original power of attorney authorizing Paul Fusaro to execute this Registration Statement, and amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement were previously executed and filed as an exhibit hereto.

INDEX TO EXHIBITS
(Bitwise Funds Trust N-14)

Exhibit No.	Exhibit
(12)	Tax Opinion and Consent of Chapman and Cutler LLP